August 20, 2025

Joan Bottarini
Chief Financial Officer
Hyatt Hotels Corporation
150 North Riverside Plaza
8th Floor
Chicago, IL 60606

        Re: Hyatt Hotels Corporation
            Form 10-K for the year ended December 31, 2024
            Filed February 13, 2025
            Form 8-K
            Filed August 7, 2025
            File No. 001-34521
Dear Joan Bottarini:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Consolidated Statements of Income, page F-5

1.     Please present charges related to goodwill impairment in a separate line item in
       accordance with ASC 350-20-45-2.
Note 3. Revenue from Contracts with Customers, page F-27

2. We note that 10% of your $125 million remaining performance obligations will be recognized in within the next 12 months and the remaining thereafter. Please tell us in what periods you expect to recognize the remaining 90% thereafter and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years etc. Refer to 606-10-50-13(b).
 August 20, 2025
Page 2

Note 4. Debt and Equity Securities, page F-27

3. We note that the Company recognized a pre-tax gain of $231 million related to the
       UVC Transaction. Please tell us how the Company applied the guidance in ASC 810-
       10-40-5 and provide us with your calculation for measuring the deconsolidation of your controlling financial interest that resulted in the gain and clarify whether the
       $914 million reduction in goodwill disclosed on page F-44 relates to your accounting for the UVC Transaction.
Note 7. Acquisitions and Dispositions, page F-35

4. We note the $336 preliminary value attributed to goodwill associated with the Bahia
       Principe acquisition that closed on December 27, 2024. We also note from page F-28 that the goodwill associated with VIEs on the consolidated balance sheets as of
       December 31, 2024 was only $147 million. Please reconcile these amounts. Given the proximity of the Bahia Principe closing date to December 31, 2024, explain any factors that may have contributed to revisions of the preliminary goodwill estimate.
Form 8-K filed August 7, 2025
Reconciliation of Non-GAAP Financial Measures, page A-9

5. We note your adjustment of "Fund (surpluses) deficits" in order to arrive at "Adjusted net income attributable to Hyatt Hotels Corporation." Please tell us what consideration you gave to presenting the components of the adjustment on a disaggregated basis.
       Your response should highlight all factors considered that would support and/or not support such a presentation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction